UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-8100

MIRROR MERGER SUB 2, LLC

(as successor by merger to Eaton Vance Corp.)

(Exact name of registrant as specified in its charter)

Two International Place,

Boston, Massachusetts 02110

Telephone No.: (617) 482-8260

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Non-Voting Common Stock, par value $0.00390625 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒ Rule 12g-4(a)(2) ☐ Rule 12h-3(b)(1)(i) ☒ Rule 12h-3(b)(1)(ii) ☐ Rule 15d-6 ☐ Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 1*

*On October 7, 2020, Eaton Vance Corp., a Maryland corporation (“Eaton Vance”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Morgan Stanley, a Delaware corporation (“Morgan Stanley”), Mirror Merger Sub 1, Inc., a Maryland corporation and a wholly owned subsidiary of Morgan Stanley (“Merger Sub 1”), and Mirror Merger Sub 2, LLC, a Maryland limited liability company and a wholly owned subsidiary of Morgan Stanley (the “Registrant”). Pursuant to the Merger Agreement, on March 1, 2021, (i) Merger Sub 1 merged with and into Eaton Vance (the “First Merger”), with Eaton Vance surviving as a wholly owned subsidiary of Morgan Stanley, and (ii) immediately following the completion of the First Merger, Eaton Vance merged with and into the Registrant (the “Second Merger”), with the Registrant surviving the Second Merger and continuing as a wholly owned direct subsidiary of Morgan Stanley with the name “Mirror Merger Sub 2, LLC”.

On March 1, 2021, the New York Stock Exchange filed a Form 25 to remove Eaton Vance’s Non-Voting Common Stock, par value $0.00390625 per share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

The Registrant is a wholly owned subsidiary of Morgan Stanley and, as such, has fewer than 300 record holders. Therefore, the Registrant’s Section 15(d) reporting obligation for its Non-Voting Common Stock, par value $0.00390625 per share, has been suspended pursuant to Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i).

Pursuant to the requirements of the Securities Exchange Act of 1934, Mirror Merger Sub 2, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 2, 2021

MIRROR MERGER SUB 2, LLC (as successor by merger to Eaton Vance Corp.)

By:	/s/ Sebastiano Visentini
Sebastiano Visentini
President, Treasurer and Secretary